CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY WORKDAY, INC. PURSUANT TO 17 C.F.R. § 200.83 AND THIS RESPONSE LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE, WITH ASTERISKS DENOTING SUCH OMISSIONS.

Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

September 4, 2024
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention: Brittany Ebbertt and Kathleen Collins

RE: Workday, Inc.
Form 10-K for the fiscal year ended January 31, 2024
File No. 001-35680

Dear Ms. Ebbertt and Ms.Collins:

Workday, Inc. (“Workday”, the “Company”, “we”, “us”, or “our”) has received the letter, dated August 20, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing of Workday, Inc. Our response to the Staff’s letter is set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, we have requested confidential treatment of portions of our response to Comment No. 2 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. We respectfully request that we be notified immediately in accordance with our confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.
Form 10-K for the year ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Revenues, page 37

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

1.We note that fluctuations between periods in subscription revenue was due to various factors including increases in new customers, expanded offerings to existing customers and strong customer renewals. We also note your reference to changes being due “primarily” to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general or vague terms such as “primarily,” to describe each contributing factor. Refer to Item 303(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended October 31, 2024, where we describe two or more factors, including any offsetting factors, that contribute to a material change in subscription revenue, we will quantify, where possible, the extent to which each factor contributed to the overall change. Set forth below is substantially the form of our proposed revisions, with respect to a three-month period, shown in bold underline.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Revenues

Subscription services revenues were $X.X billion for the three months ended October 31, 2024, compared to $X.X billion for the prior year period, an increase of $X.X billion, or XX%. Approximately XX% of the increase in subscription services revenues was attributable to expansion within our existing customer base, and the remaining XX% was attributable to new customers.

2.We note your disclosure of both gross and net retention rate. Please revise to disclose information about each of these metrics, including a description and definition of each and how they are calculated. Also, tell us whether management considers these to be key performance indicators and what consideration was given to disclosing the actual retention rates for each period along with a discussion of significant fluctuations between periods. In your response, provide us with the actual gross and net retention rates for each period provided. Refer to SEC Release No. 33-10751.
Response: We respectfully acknowledge the Staff’s comment. As there are several parts to the Staff’s comment, we are responding to each part of the Staff’s comment separately under the below sub-headers.
Please revise to disclose information about each of these metrics, including a description and definition of each and how they are calculated.
We advise the Staff that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended October 31, 2024, we will disclose information about gross and net revenue retention rates, including a description and definition of each and how they are calculated. Set forth below is substantially the form of our proposed revisions, shown in bold underline.
FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Revenues

Our growth with existing customers is further reflected by our gross and net revenue retention rates exceeding XX% and XX%, respectively, as of October 31, 2024.

Gross revenue retention rates measure the percentage of recurring revenue retained from existing customers. The metric takes into account only negative impacts such as recurring revenues lost to product or customer churn, and does not account for additional revenue earned from add-ons or net expansions, which include volume and price adjustments. Gross revenue retention rates are calculated by taking the current period-end annual recurring revenue (“ARR”) of our customers that we retained year-over-year, excluding add-ons and net expansions, divided by the total ARR at the end of the corresponding prior period. Our high gross revenue retention rates demonstrate that the substantial majority of our customers renew their subscriptions.

Net revenue retention rates measure the net change in recurring revenue from existing customers. The metric includes both positive and negative impacts on revenue, such as add-ons, net expansions, and product and customer churn. Net revenue retention rates are calculated by taking the current period-end ARR of our customers that we retained year-over-year, including add-ons and net expansion, divided by the total ARR at the end of the corresponding prior period. Our high net revenue retention rates demonstrate that our customers are expanding their usage of our products and investing more in our solutions over time.

Our gross and net revenue retention rates are based on ARR, which represents the annualized value of active subscription contracts as of the end of each period. Each subscription contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. We exclude certain subscription contracts from the calculation, including contracts with terms less than one year that are distinct from our core product offering, such as contracts for tenants which are used for implementation and testing. To the extent that we are negotiating a renewal with a customer after the expiration of the subscription, ARR is not adjusted until a draft renewal agreement is signed or the customer churns. We calculate ARR on a constant currency basis using exchange rates set at the beginning of each fiscal year. ARR is a non-GAAP financial measure and should be viewed independently of, and not as a substitute for or combined with, revenue and unearned revenue.
Tell us whether management considers these to be key performance indicators and what consideration was given to disclosing the actual retention rates for each period along with a discussion of significant fluctuations between periods.
FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

We respectfully advise the staff that we do not consider gross or net revenue retention to be key performance indicators. We do not use these metrics in managing our business, such as deciding where to make investments and making day-to-day business decisions. Instead, these metrics serve as supplemental data which provide investors insight into the durability of our business and customer satisfaction, which are drivers of Workday’s long-term growth.

Since we do not consider these metrics to be key performance indicators, we do not disclose the exact figures. Providing these amounts with greater precision may suggest that small fluctuations are indicative of fundamental changes in our retention patterns, which we believe is unfounded and potentially misleading for readers. In future filings, to the extent any changes in our revenue retention rates are material, we will consider the need to include further disclosure to provide adequate context for an investor to understand significant fluctuations in revenue retention between periods.
Provide us with the actual gross and net retention rates for each period provided.
We advise the Staff that, as requested, we have provided the table below showing our historical gross and net revenue retention rates for each period provided in the 10-K.

	Gross revenue retention rate	Net revenue retention rate
Year ended January 31, 2024	[*]	[*]
Year ended January 31, 2023	[*]	[*]
Year ended January 31, 2022	[*]	[*]

*****
In connection with our response to the Staff’s comments, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at zane@workday.com.
Sincerely,

/s/ Zane Rowe
Zane Rowe Chief Financial Officer
CC:
Rich Sauer, Chief Legal Officer, Workday, Inc.
David Bell, Fenwick & West LLP
Julia Forbess, Fenwick & West LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.
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